LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

April 5, 2010

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust - File Nos. 333-163981 and 811-22356

Supplemented Form N1-A/A

Request for Acceleration of Effective Date – Rule 461

Dear Mr. Di Stefano:

Kindly accept this letter in response to Mr. Long’s observation of our previous filing’s deficiency regarding our client’s Auditor’s Consent.  Although obtained at the time of the March 22, 2010 filing, it was mistakenly left out. As instructed, we have supplemented our client’s filing to incorporate same as the appropriate exhibit in this Pre-effective Amendment.

Further, on behalf of the above named registrant, and as a follow-up to our telephone conversation, this letter will serve as its continued request for acceleration of the “Effective Date” of its most recent Form N-1A/A, filed April 5, 2010.  Accordingly, the registrant seeks acceleration of the “Effective Date” to April 6, 2010 or as soon thereafter as is practical, pursuant to Rule 461 of the Securities Act of 1933.

In furtherance of the foregoing request, we acknowledge the following on behalf of our client, the above named registrant:

1) Should the Commission, or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commissions from taking any action with respect to the filing;

2) The action of the Commission, or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)  The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United Sates.

Should you have any additional questions, please contact me.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks